UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

(Mark One)

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2010
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                      to
Commission file number 001-11071
A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:
UGI HVAC ENTERPRISES, INC. SAVINGS PLAN
2525 N. 12th Street, Suite 360
READING, PA 19612
B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
UGI CORPORATION
460 NORTH GULPH ROAD
KING OF PRUSSIA, PENNSYLVANIA 19406

UGI HVAC ENTERPRISES, INC.
SAVINGS PLAN
FINANCIAL STATEMENTS & SUPPLEMENTAL SCHEDULE
for the years ended December 31, 2010 and 2009

UGI HVAC ENTERPRISES, INC.
SAVINGS PLAN

INDEX TO FINANCIAL STATEMENTS
All other schedules to be filed with the Department of Labor in accordance with the Employee Retirement Income Security Act of 1974 are not applicable and have been omitted.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Participants and Plan Administrator of
UGI HVAC Enterprises, Inc. Savings Plan
We have audited the accompanying statements of net assets available for benefits of UGI HVAC Enterprises, Inc. Savings Plan as of December 31, 2010 and 2009, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of UGI HVAC Enterprises, Inc. Savings Plan as of December 31, 2010 and 2009, and changes in its net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States.
Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held at end of year as of December 31, 2010 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.
/s/ Morison Cogen LLP
Bala Cynwyd, Pennsylvania
June 22, 2011

UGI HVAC ENTERPRISES, INC
SAVINGS PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31,
	2010	2009

ASSETS:
Investments (Notes 3 and 5)	$16,634,825	$14,006,233

Receivables:
Participants’ contributions receivable	—	20,121
Notes receivable from participants	416,578	330,499

Total assets	17,051,403	14,356,853

LIABILITIES:
Accrued administrative expenses	1,581	1,347

Total liabilities	1,581	1,347

Net assets available for benefits at fair value	17,049,822	14,355,506

Adjustments from fair value to contract value for interest in common collective trust relating to fully benefit-responsive investment contracts	(21,516)	(10,100)

Net assets available for benefits	$17,028,306	$14,345,406

See accompanying notes to financial statements.

UGI HVAC ENTERPRISES, INC
SAVINGS PLAN
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

	Year Ended
	December 31,
	2010	2009

Additions:
Participants’ contributions	$1,073,631	$1,209,688
Employers’ contributions	—	136,612
Participants’ rollover contributions	88,366	113,837
Investment income:
Dividends and interest	311,217	271,907
Net appreciation in value of investments	1,886,095	2,314,038
Interest on notes receivable from participants	19,423	20,446

Deductions:
Distributions to participants	(685,049)	(813,176)
Administrative fees	(10,783)	(10,423)

Net increase	2,682,900	3,242,929

Net assets available for benefits — beginning of year	14,345,406	11,102,477

Net assets available for benefits — end of year	$17,028,306	$14,345,406

See accompanying notes to financial statements.

UGI HVAC ENTERPRISES, INC.
SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
1. Description of the Plan
The following brief description of the UGI HVAC Enterprises, Inc. Savings Plan (the “Plan”) provides general information on the provisions of the Plan in effect on December 31, 2010 and during the periods covered by the financial statements. More complete information is included in the Plan document.
General. The Plan is a defined contribution plan which covers employees of UGI HVAC Enterprises, Inc. (the “Company”) and certain affiliated companies (collectively, “the Employers”). The Company is a wholly owned subsidiary of UGI Enterprises, Inc. (“Enterprises”). Enterprises is a wholly owned subsidiary of UGI Corporation (“UGI”). Employees of the Employers are eligible upon hire to participate in the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). The Plan is administered by the UGI Utilities, Inc. Retirement Committee (“Plan Administrator”) whose members are appointed by the Pension Committee of the Board of Directors of UGI Utilities, Inc., a wholly owned subsidiary of UGI.
Contributions. Generally a participant may elect to contribute to the Plan on a before-tax basis through payroll reduction an amount equal to from 1% to 50%, in whole percentages, of eligible compensation. In addition a participant may elect to contribute to the Plan on an after-tax basis through payroll deduction an amount equal to from 1% to 20%, in whole percentages, of eligible compensation, provided that the combination of before-tax and after-tax contributions does not exceed 50% of eligible compensation. Calendar year before-tax and after-tax contribution amounts are subject to limits prescribed by the Internal Revenue Code (“IRC”) and the Plan, respectively. For both the 2010 and 2009 Plan Years, the IRC before-tax contribution limits was $16,500. After-tax contributions are subject to limits set by the Plan and Section 402(g) of the IRC. A participant may increase the rate of, or reduce or suspend, his or her before-tax or after-tax contributions at any time by contacting the Plan’s recordkeeper, Fidelity Institutional Retirement Services Company (“FIRSCO”).
The Plan allows for “catch-up contributions.” The catch-up contribution provision allows certain employees to make before-tax contributions over and above the IRC and Plan limits. In order to be eligible to make catch-up contributions, employees must be at least 50 years of age and must be contributing the IRC or Plan limit. The maximum catch-up contributions for both the 2010 and 2009 Plan Years was $5,500. Catch-up contributions are not eligible for the Employers’ matching contribution (as described below).
The Plan also accepts on behalf of any employee (i) the entire amount of cash received as a distribution from another qualified trust forming part of a plan described in section 401(a) of the IRC or from a “rollover” individual retirement plan described in section 408 of the IRC, but only if the deposit qualifies as a tax-free rollover as defined in section 402 or (ii) a direct transfer from another plan qualified under Section 401(a) of the IRC. The Plan accepts after-tax rollover contributions.

UGI HVAC ENTERPRISES, INC.
SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS (Continued)
Generally, each pay period during a Plan year, the Employers may, at their discretion, make a contribution to the Plan equal to 50% of participant before-tax and after-tax contributions, up to a total of 5% of compensation (as defined in the Plan document) for each participant who has made before-tax and/or after-tax contributions. In order to reduce operating costs in response to a decline in demand for heating, ventilation and air-conditioning services, the Employers’ matching contribution was suspended effective with the pay period beginning May 4, 2009. The Employers’ matching contribution was reinstated effective with the payroll period paid on January 7, 2011.
A participant is immediately fully vested in the portion of his or her account attributable to participant contributions as well as matching contributions made by the Employers.
Investment Funds. A participant may elect to have his or her funds invested in one or more investment options. The Plan currently offers investments in selected mutual funds, the UGI Common Stock Fund, a common collective trust fund and Brokerage Link. Brokerage Link balances consist of the mutual funds offered by the Plan, as well as mutual funds offered by other registered investment companies. Generally, participants may transfer amounts between funds at any time with no limit. Participants may change their investment elections for future contributions at any time. The default investment fund under the Plan is the age appropriate Vanguard Target Retirement Fund (based on an assumed retirement age of 65). Fidelity Management Trust Company is the Plan’s Trustee for all investment assets of the Plan and qualifies as a party in interest. References to “Fidelity” in the table of trust investments below refer to investment funds managed by Fidelity Management & Research Company (“FMR”). References to “Vanguard” in the table of trust investments (Note 3) refer to investment funds managed by the Vanguard Group.
Distributions. The Plan benefit of a participant who terminates employment for any reason other than death shall be equal to the proceeds of liquidation of 100% of the balance of his or her account. Participants may elect to receive their interest in the UGI Common Stock Fund in the form of shares of UGI Corporation Common Stock. Where the amount to be distributed exceeds $1,000, no distribution shall be made to any Plan participant prior to his or her normal retirement age (as defined in the Plan document) or age 70 1/2 unless the participant elects to receive such distribution. Where the amount to be distributed does not exceed $1,000, a Plan participant’s benefit will be distributed as soon as practicable after the participant becomes entitled to receive a distribution.
A participant who continues to work past age 70 1/2 will receive a distribution upon termination of employment.
Death. If a participant dies prior to receiving a distribution of his or her account, the participant’s designated beneficiary shall be entitled to receive a lump-sum distribution of the proceeds of liquidation of 100% of the vested balance credited to the participant’s account. Generally, the beneficiary may request a distribution of the participant’s account balance as soon as practicable following the date of the participant’s death. The beneficiary of a participant who is married at the time of the participant’s death will be the participant’s spouse, unless the participant designated another beneficiary and the spouse consented to such designation in accordance with procedures specified by the Plan document.

UGI HVAC ENTERPRISES, INC.
SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS (Continued)
Withdrawals. Generally, a participant may withdraw up to 50% of the balance of his or her Voluntary Participant Contribution Account attributable to after-tax contributions, as defined in the Plan document. However, the withdrawal must be in an amount of at least $500.
A participant may withdraw before-tax contributions (and earnings attributable thereto credited as of December 31, 1988) and rollover contributions, only on account of financial hardship resulting from (i) medical expenses as defined in section 213(d) of the IRC; (ii) educational expenses for the next twelve months of post-secondary education of the participant, or his or her spouse, children or dependents; (iii) foreclosure on or eviction from a primary residence; (iv) costs directly related to the purchase of a primary residence; (v) payments for burial or funeral expenses of the participant’s parent, spouse, children or eligible dependents; or (vi) expenses for the repair of casualty loss damages on a primary residence due to a catastrophic event as defined in section 165 of the IRC. A hardship withdrawal will be permitted if the Plan Administrator determines that (i) the withdrawal is on account of an immediate and heavy financial need of the participant and (ii) the withdrawal is necessary to satisfy such financial need. A participant’s participation in the Plan is suspended for the six-month period following a hardship withdrawal.
Active employees who reach age 59 1/2 can elect an in-service withdrawal in the amount of at least $1,000. A participant may withdraw up to 100% of the balance of his or her Rollover Account, as defined in the Plan document, at any time. No more than one withdrawal in any calendar year is permitted from each of the Voluntary Participant Contribution Account and Rollover Account portions of a participant’s account.
Loan Provision. The Plan includes an employee loan provision. Generally, at the time a loan is to be made, the amount of all loans to be outstanding may not exceed the lesser of (a) 50% of a participant’s before-tax and rollover account balances, or (b) $50,000 less the highest balance of all loans during the prior twelve month period. Each loan bears interest at a rate determined in accordance with generally prevailing market conditions for similar types of loans. The minimum loan amount is $1,000. The amount of the loan withdrawn from a participant’s account is allocated in proportion to the value of the participant’s salary deferral and rollover account balances in each investment fund. Repayments, including interest, are made in equal installments through payroll deductions and are allocated to participant accounts in accordance with current investment elections. No loan may have a final maturity in excess of five years except that, if the loan is used to purchase a principal residence for the participant, the loan may have a final maturity of up to ten years. No participant shall be permitted to have more than two loans outstanding at any one time.

UGI HVAC ENTERPRISES, INC.
SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS (Continued)
Administrative Expenses. Administrative expenses of the Plan are chargeable to the Plan unless paid for by the Employers. Other than the plan fees described below, the Employers currently pay such expenses. Each active Plan account is assessed a quarterly $4.25 recordkeeping fee. This fee is automatically deducted in the month following the end of each quarter and remitted to FIRSCO. Loan administration and withdrawal fees are paid by Plan participants. Mutual fund expenses are paid to fund managers from mutual fund assets.
Plan Termination. Although it has not expressed any intent to do so, the Company has the right to terminate the Plan in whole or in part at any time for any reason.
Plan Amendment. The Company may amend the Plan at any time for any reason by written action of its Board of Directors. Amendments required to comply with the IRC to maintain compliance with current laws or regulations or to correct errors or omissions in the Plan document, however, may be made by the Retirement Committee without Board approval.
Voting Rights of UGI Common Stock Fund Participants. A participant has the right to instruct the trustee of the Plan how to vote, at each meeting of shareholders, all shares of UGI Corporation Common Stock (including fractional shares) represented by the value of the participant’s interest in the UGI Common Stock Fund. A participant also has the right to direct the trustee of the Plan whether or not to tender shares in response to a tender offer.
2. Accounting Policies
Use of Estimates and Basis of Accounting. The accompanying financial statements are prepared on the accrual basis of accounting. The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America “GAAP” requires the Plan Administrator to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein. Actual results could differ from these estimates.
Investment Valuation and Income Recognition. The Statements of Net Assets Available for Benefits reflect the Plan’s investments at their fair values except for the Plan’s investment in the Vanguard’s Retirement Savings Trust III (a common collective trust fund investment) which is stated at its fair value and adjusted to contract value (as further described below). As reported by Fidelity Management Trust Company, the Plan’s investments in registered investment company mutual funds are valued at quoted market prices, which represent the net asset value of shares held by the Plan. Shares of UGI Common Stock, which are traded on a national securities exchange, are included in the UGI Common Stock Fund at fair value based upon quoted market prices. Fidelity Brokerage Link accounts are reflected at their fair value of associated investments, based upon quoted market prices, held by the Plan participants in their individual self-directed brokerage accounts.

UGI HVAC ENTERPRISES, INC.
SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS (Continued)
The Statement of Net Assets Available for Benefits reflects the Plan’s interest in the Vanguard Retirement Saving Trust III at fair value, determined by discounting the related cash flows based upon current yields of similar instruments with comparable duration. Such amounts are then adjusted to contract value because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The interest in the Vanguard Retirement Savings Trust III is included in the Statements of Changes in Net Assets Available for Benefits on a contract basis.
Dividend income is recorded on the record date. Interest earned on investments is recorded on the accrual basis. Purchases and sales of securities are recorded on a trade date basis.
The Plan presents in the Statements of Changes in Net Assets Available for Benefits the net appreciation (depreciation) in fair value of investments which consists of realized gains or losses and unrealized appreciation (depreciation) in the fair value of those investments.
Distributions are made to Plan participants based upon the fair value of each participant’s investment account (except for investments of the Vanguard Retirement Savings Trust III for which distributions are based upon contract value and except for distributions from the UGI Common Stock Fund, to the extent not all shares are sold on the same date) as of the dates of the distribution. Distributions to participants are recorded when paid.
Notes Receivable from Participants. Notes receivable from participants represent participant loans that are recorded at their unpaid principal balance plus any accrued but unpaid interest. Interest income on notes receivable is recorded when earned. No allowances for credit losses have been recorded as of December 31, 2010 or 2009. See Note 4 below.
Fair Value Measurements. The Plan performs fair value measurements in accordance with the Financial Accounting Standards Board’s (“FASB’s”) Accounting Standards Codification (“ASC”) 820 (“ASC 820”), Fair Value Measurements and Disclosures. Refer to Note 5 for the fair value measurement disclosures associated with the Plan’s investments.
Risks and Uncertainties. The investments of the separate investment funds are subject to various risks including interest rate, market and credit risk. The degree and concentration of these risks vary by fund. The Plan’s exposure to credit losses in the event of nonperformance of investments is limited to the carrying value of such investments. Due to the level of risk associated with the separate investment funds, it is reasonably possible that changes in risk in the near term could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits and the Statements of Changes in Net Assets Available for Benefits.

UGI HVAC ENTERPRISES, INC
SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS (Continued)
3. Trust Investments
The components of trust investments by fund at December 31, 2010 and 2009 are as follows:

	December 31,
	2010		2009
Mutual Funds:
Fidelity U.S. Bond Index Fund (shares — 95,675 and 85,710, respectively)	$1,084,002	*	$947,955	*

Fidelity Equity Income Fund (shares — 6,018 and 5,532, respectively)	266,343		216,505

Fidelity Magellan Fund (shares — 12,705 and 12,270 respectively)	910,533	*	789,196	*

Fidelity Growth Company Fund (shares — 12,356 and 12,791, respectively)	1,027,430	*	882,302	*

Vanguard Institutional Index Fund (shares — 21,304 and 20,610, respectively)	2,450,115	*	2,101,836	*

Vanguard Prime Money Market Fund (shares — 628,153 and 623,195, respectively)	628,153		623,195

Vanguard Target Retirement Income Fund (shares — 3,867 and 3,062, respectively)	43,621		32,431

Vanguard Target Retirement 2005 Fund (shares — 15,136 and 15,149, respectively)	177,548		166,339

Vanguard Target Retirement 2010 Fund (shares — 4,246 and 1,211, respectively)	94,725		24,845

Vanguard Target Retirement 2015 Fund (shares — 63,006 and 58,826, respectively)	782,536		665,326

Vanguard Target Retirement 2020 Fund (shares — 3,689 and 3,055, respectively)	81,538		60,972

Vanguard Target Retirement 2025 Fund (shares — 133,141 and 131,761, respectively)	1,680,233	*	1,491,533	*

Vanguard Target Retirement 2030 Fund (shares — 1,639 and 1,288, respectively)	35,531		24,876

Vanguard Target Retirement 2035 Fund (shares — 128,012 and 127,149, respectively)	1,675,680	*	1,477,468	*

Vanguard Target Retirement 2040 Fund (shares — 2,714 and 1,830, respectively)	58,354		34,861

Vanguard Target Retirement 2045 Fund (shares — 39,667 and 39,810, respectively)	535,511		478,522

Vanguard Target Retirement 2050 Fund (shares — 1,183 and 668, respectively)	25,321		12,761

Vanguard Extended Market Index Fund (shares — 46,923 and 45,681, respectively)	1,936,494	*	1,492,854	*

Fidelity Spartan International Index Fund (shares — 25,448 and 26,686, respectively)	895,019	*	892,639	*

Assets in Fidelity Brokerage Link (various investments, including registered investment companies funds, money market funds and cash)	219,565		181,878

Common Collective Trust:
Vanguard Retirement Savings Trust III (shares — 474,186 and 436,335, respectively)	495,702		446,435

UGI Common Stock Fund:
UGI Corporation Unitized Stock Fund (units — 62,618 and 51,043, respectively)	1,519,111	*	954,003	*
Dividends receivable	11,760		7,501

	1,530,871		961,504

Total trust investments — fair value	$16,634,825		$14,006,233

Total trust investments — cost	$15,178,606		$14,416,380

*	Investment represents five percent or more of net assets available for benefits.
The net appreciation (depreciation) in fair value of investments during the years ended December 31, 2010 and 2009 by major investment category follows:

	Year Ended December 31,
	2010	2009

Registered investment company funds	$1,542,236	$2,276,704
UGI Common Stock Fund	323,943	(9,191)
Other	19,916	46,525

Total net appreciation in fair value	$1,886,095	$2,314,038

UGI HVAC ENTERPRISES, INC.
SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS (Continued)
The UGI Corporation Stock Fund invests principally in shares of UGI Corporation Common Stock. Participants in the UGI Common Stock Fund do not individually own specific shares of UGI Corporation Common Stock but rather own units in a fund that invests in such shares and temporary cash investments. The value of a unit in the UGI Common Stock Fund was initially set at $10.00 and is recalculated daily by dividing the fair value of the fund’s assets (comprising shares of UGI Corporation Common Stock and temporary cash investments) by the total number of units outstanding. Generally, participant requests to redeem units from the UGI Common Stock Fund are processed on the day received if such requests are received by Fidelity before the close of the New York Stock Exchange and provided that there are sufficient short-term investments in the UGI Common Stock Fund for liquidity. In such case, the participant will receive the net asset value, or closing price for the units, calculated using the closing price for UGI Corporation Common Stock on the New York Stock Exchange for that day. However, on days of unusually heavy requests for sale, the UGI Common Stock Fund may not have sufficient short-term investments for liquidity. In such case, requests to sell units received before the close of the New York Stock Exchange may not be processed on that day at that date’s closing price but may be suspended until sufficient liquidity is restored. Units will be redeemed generally on a first-in, first-out basis at the closing price for the processing date. Loans, withdrawals and distributions from the UGI Common Stock Fund will be given priority over exchanges with other funds.
During the 2010 and 2009 Plan Years, the Plan purchased, at market prices, 4,940 and 6,722 shares of UGI Corporation Common Stock directly from UGI Corporation for $133,178 and $164,024, respectively.
4. Newly Adopted Accounting Standards and Accounting Standards Not Yet Adopted
In September 2010, the FASB issued Accounting Standards Update (“ASU”) 2010-25, Plan Accounting — Defined Contribution Pension Plans (“ASU 2010-25”) to clarify how loans to participants should be classified and measured by defined contribution pension benefit plans. This standard requires that participant loans be classified as notes receivable from participants, which are segregated from plan investments and measured at their unpaid principal balance plus any accrued but unpaid interest. Previously loans were measured at fair value and classified as investments. ASU 2010-25 is effective for fiscal years ending after December 31, 2010 and is applied retrospectively to all periods presented. Early adoption is permitted. The Plan adopted ASU 2010-25 in the year ending December 31, 2010. The adoption of this standard did not have a material effect on the Plan’s net assets available for benefits or the changes in net assets available for benefits. Participant loans have been reclassified to notes receivable from participants as of December 31, 2009.

UGI HVAC ENTERPRISES, INC.
SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS (Continued)
In January 2010, the FASB issued ASU 2010-06, Improving Disclosures about Fair Value Measurements (Topic 820) — Fair Value Measurements and Disclosures (“ASU 2010-06”) to require additional disclosures about the different classes of assets and liabilities measured at fair value, the valuation techniques and inputs used, the activity in Level 3 fair value measurements, and transfers among Levels 1, 2 and 3. Levels 1, 2 and 3 of fair value measurements are defined in Note 5 below. The Plan adopted ASU 2010-06 in the year ending December 31, 2010 except for certain provisions regarding purchases, sales, issuances and settlements of activity in the roll forward of activity in Level 3 fair value measurements that will be effective in the year ending December 31, 2011. The partial adoption of this guidance did not have a material effect on the Plan’s net assets available for benefits, changes in net assets available for benefits or related disclosures.
5. Fair Value Measurement
The Plan performs fair value measurements in accordance with ASC 820. ASC 820 defines fair value as the price that would be received to sell an asset or paid to transfer a liability (an exit price) in an orderly transaction between market participants at the measurement date. The guidance clarifies that the fair value should be based upon assumptions that market participants would use when pricing an asset or liability, including assumptions about risk and risks inherent in valuation techniques and inputs to valuations. When determining fair value measurements, the Plan considers the principal or most advantageous market for the asset or liability and considers assumptions that market participants would use when pricing the asset or liability, such as inherent risk, transfer restrictions and risk of non-performance.
ASC 820 also establishes a fair value hierarchy that requires the Plan to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. A financial instrument’s categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement. ASC 820 establishes three levels of inputs that may be used to measure fair value:
•	Level 1 — quoted prices (unadjusted) in active markets for identical assets or liabilities that the Plan has the ability to access;
•
Level 2 — inputs other than quoted prices included in Level 1 that are either directly or indirectly observable, such as quoted prices in active markets for similar assets or liabilities, quoted prices for identical or similar assets or liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable market data by correlation or by other means;

•	Level 3 — unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

UGI HVAC ENTERPRISES, INC.
SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS (Continued)
The following table presents the Plan’s investments that are measured at fair value on a recurring basis, for each hierarchy level, as of December 31, 2010 and 2009:

	December 31, 2010
	Fair Value Measurement Using Input Types
	Level 1	Level 2	Level 3	Total
Registered investment company mutual funds	$13,980,099	$—	$—	$13,980,099
Money market mutual fund	628,153	—	—	628,153
UGI Common Stock Fund	1,530,871	—	—	1,530,871
Common collective trust	—	495,702	—	495,702

Total investments measured at fair value	$16,139,123	$495,702	$—	$16,634,825

	December 31, 2009
	Fair Value Measurement Using Input Types
	Level 1	Level 2	Level 3	Total
Registered investment company mutual funds	$11,975,099	$—	$—	$11,975,099
Money market mutual fund	623,195	—	—	623,195
UGI Common Stock Fund	961,504	—	—	961,504
Common collective trust	—	446,435	—	446,435

Total investments measured at fair value	$13,559,798	$446,435	$—	$14,006,233

The Plan’s valuation methodology used to measure the fair values of registered investment company mutual funds (including mutual funds in the Brokerage Link accounts), the Vanguard Prime Money Market Fund and the UGI Common Stock Fund were derived from quoted market prices as substantially all of these instruments have active markets. The valuation techniques used to measure fair value of the common collective trust fund are included in Note 2.
6. Federal Income Tax Status
On July 1, 2010, the Internal Revenue Service issued a favorable determination letter concerning the qualified status of the Plan in effect as of January 1, 2009 under Section 401(a) of the IRC. The Plan has since been amended. The Plan Administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC. No U.S. income taxes are required to be paid by the trust created under the Plan (the “Trust”) and participants are not taxed on Employers’ contributions to the Trust or income earned by the Trust. When a participant, or his or her beneficiary or estate, receives a distribution under the Plan, the taxability of the value of such distribution depends on the form and time of payment.
Accounting principles generally accepted in the United States of America require plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the Internal Revenue Services. The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2010, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan administrator believes it is no longer subject to income tax examinations for years prior to 2007.

UGI HVAC ENTERPRISES, INC
SAVINGS PLAN
EIN # 51-0375688, PLAN # 001
Schedule H, Line 4(i) — SCHEDULE OF ASSETS (HELD AT END OF YEAR)

	December 31, 2010
	Number of
	Shares or
	Principal			Current
Name of Issuer and Title of Issue	Amount		Cost	Value

Mutual Funds:
Fidelity U.S. Bond Index Fund (1) (2)	95,675	shrs	$1,051,426	$1,084,002
Fidelity Equity Income Fund (2)	6,018	shrs	259,625	266,343
Fidelity Magellan Fund (1) (2)	12,705	shrs	1,115,457	910,533
Fidelity Growth Company Fund (1) (2)	12,356	shrs	790,791	1,027,430
Vanguard Institutional Index Fund (1)	21,304	shrs	2,334,586	2,450,115
Vanguard Prime Money Market Fund	628,153	shrs	628,153	628,153
Vanguard Target Retirement Income Fund	3,867	shrs	41,586	43,621
Vanguard Target Retirement 2005 Fund	15,136	shrs	167,319	177,548
Vanguard Target Retirement 2010 Fund	4,246	shrs	86,975	94,725
Vanguard Target Retirement 2015 Fund	63,006	shrs	719,706	782,536
Vanguard Target Retirement 2020 Fund	3,689	shrs	63,030	81,538
Vanguard Target Retirement 2025 Fund (1)	133,141	shrs	1,540,546	1,680,233
Vanguard Target Retirement 2030 Fund	1,639	shrs	29,764	35,531
Vanguard Target Retirement 2035 Fund (1)	128,012	shrs	1,523,505	1,675,680
Vanguard Target Retirement 2040 Fund	2,714	shrs	50,728	58,354
Vanguard Target Retirement 2045 Fund	39,667	shrs	478,400	535,511
Vanguard Target Retirement 2050 Fund	1,183	shrs	21,820	25,321
Vanguard Extended Market Index Fund (1)	46,923	shrs	1,523,636	1,936,494
Fidelity Spartan International Index Fund (1) (2)	25,448	shrs	868,405	895,019

Total Mutual Funds			13,295,458	14,388,687

Assets in Fidelity Brokerage Link Accounts (2)	Various investments, including registered investment companies funds, money market funds and cash		196,137	219,565

Common Collective Trust:
Vanguard Retirement Savings Trust III (4)	474,186	shrs	474,186	474,186

UGI Common Stock Fund (1) (2)
UGI Corporation Unitized Stock Fund	62,618	units	1,201,065	1,519,111
Dividends receivable	$11,760		11,760	11,760

			1,212,825	1,530,871

PARTICIPANT LOANS
Loan principal outstanding (4.25% - 9.25%) (2) (3)			416,578	416,578

Total — all funds			$15,595,184	$17,029,887

(1)	Investment represents 5% or more of the net assets available for benefits.

(2)	Party in interest.

(3)	Range of interest rates for loans outstanding as of December 31, 2010.

(4)	Contract value.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

UGI HVAC Enterprises, Inc. Savings Plan
Date June 22, 2011	By:	/s/ Denise M. Bassett
		Name:	Denise M. Bassett
		Title:	Member of UGI HVAC Enterprises, Inc. Benefits Committee

EXHIBIT INDEX

Exhibit No.	Description
23	Consent of Morison Cogen LLP